UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

XRPRO SCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983844101

(CUSIP Number)

Dr. Benjamin Warner

c/o XRpro Sciences, Inc.

 One Kendall Square, Suite B2002

Cambridge, Massachusetts 02139

(617) 631-8825

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983844101	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Benjamin Warner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 185,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,319,804
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 185,000
WITH	10	SHARED DISPOSITIVE POWER 3,319,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,504,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 983844101	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of XRpro Sciences, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Kendall Square, Suite B2002, Cambridge, Massachusetts 02139.

Item 2. Identity and Background.

(a), (f)	This Schedule 13D is being filed to report that Dr. Benjamin Warner is deemed to be the beneficial owner of 3,504,804 shares of Common Stock representing 26.9% of the Issuer’s issued and outstanding Common Stock.

(b)	The principal business address for Dr. Warner is c/o XRpro Sciences, Inc., One Kendall Square, Suite B2002, Cambridge, Massachusetts 02139.

(c)	Chief Scientific Officer of the Issuer.

(d)	Dr. Warner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Dr. Warner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Warner is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4.  Purpose of the Transaction.

On June 15, 2006, Dr. Warner acquired 3,186,500 shares of Common Stock using his personal funds, which shares were later transferred to a trust for the benefit of Dr. Warner’s children. Dr. Warner and Ms. McBee maintain voting control of the shares held in trust.

In April 2011, the Issuer issued 25,035 shares of Series A Preferred Stock (the “Series A Preferred Stock”) convertible into 25,035 shares of Common Stock and a warrant exercisable for 25,035 shares of Common Stock (with an exercise price of $5.70 per share) to Dr. Warner in lieu of repayment of loans totaling $142,700 that Dr. Warner and entities controlled by him had made to the Issuer. Each share of Series A Preferred Stock automatically converted into one share of Common Stock (or such other equity security of the Issuer for which all of its Common Stock has been exchanged or into which all of the Common Stock has been converted), ten (10) trading days after delivery to the holders of written notice of conversion by the Issuer; provided that the volume weighted average closing price of the Common Stock over the ten (10) trading days immediately preceding the date of the Issuer’s notice is at least $10.00 per share. Dr. Warner also acquired 1,445 shares of Common Stock as a dividend with respect to the Series A Preferred Stock. The 25,035 shares of Series A Preferred Stock, the warrant exercisable for 25,035 shares of Common Stock and the 1,445 shares of Common Stock were jointly held by Dr. Warner and his wife, Ellen McBee. The Form of Certificate of Designations for the Series A Preferred Stock is Exhibit 1 hereto and is incorporated by reference herein.

CUSIP No. 983844101	13D	Page 4 of 6 Pages

On March 15, 2013, in connection with his employment with the Issuer, Dr. Warner was granted options to purchase 185,000 shares of Common Stock with an exercise price equal to $1.50 per share. These options vested pro rata on a monthly basis over 12 months and all 185,000 options are fully vested as of the date of this filing.

On April 30, 2014, Dr. Warner exchanged all 25,035 shares of Series A Preferred Stock for 63,201 shares of the Issuer’s Series B Preferred Stock (the “Series B Preferred Stock”). Each share of Series B Preferred Stock was convertible into one (1) share of Common Stock at any time at the option of the holder and was entitled to two (2) votes per share. The holders of the Series B Preferred Stock were entitled to a dividend of 8% if paid in cash or 10% if paid in shares of Common Stock, at the option of the Issuer. The holders of the Series B Preferred Stock received registration rights with respect to such shares and a preference upon liquidation, dissolution or winding up. The Form of Certificate of Designations for the Series B Preferred Stock is Exhibit 2 hereto and is incorporated by reference herein.

On January 31, 2015, in accordance with the terms of the various exchange agreements (the “Series B Preferred Stock Exchange Agreements”) entered into between Issuer and the holders of its outstanding Series B Preferred Stock, each holder of Series B Preferred Stock  exchanged all of their shares of Series B Preferred Stock for the number of shares of the Common Stock determined by dividing the sum of the amount of the holder’s initial investment in the Series B Preferred Stock, plus all accrued and unpaid dividends owed to the holder, by $1.75. All 2,133,947 outstanding shares of the Issuer’s Series B Preferred Stock were exchanged for 3,607,591 shares of the Common Stock, resulting in no shares of Series B Preferred Stock remaining outstanding.  Dr. Warner exchanged 63,201 shares of Series B Preferred Stock for 106,824 shares of Common Stock, which shares are held jointly by Dr. Warner and Ms. McBee. The Form of Series B Preferred Stock Exchange Agreement is Exhibit 3 hereto and is incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 12,812,361 shares of Common Stock outstanding as of February 2, 2015.

Dr. Warner is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of options to acquire 185,000 shares of Common Stock, which options are currently exercisable.

In addition, Dr. Warner is the beneficial owner of, and has the shared power to vote or direct the vote and to dispose or direct the disposition of (a) 3,186,500 shares of Common Stock held in trust for the benefit of Dr. Warner’s children and which Dr. Warner and Ms. McBee maintain voting control of such shares (the “Trust”); and (b)(i) 108,269 shares of Common Stock, and (ii) 25,035 warrants to acquire 25,035 shares of Common Stock held jointly by Dr. Warner and Ms. McBee.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Dr. Warner (on the basis of 12,812,361 shares of Common Stock outstanding as of February 2, 2015) are as follows:

(a)	Number of shares of Common Stock beneficially owned:		Percent of class of Common Stock:
	3,504,804		26.9%
(b)	Number of shares of Common Stock as to which Dr. Warner has:

	(i) Sole power to vote or to direct the vote:	185,000

	(ii) Shared power to vote or to direct the vote:	3,319,804

	(iii) Sole power to dispose or to direct the disposition of:	185,000

	(iv) Shared power to dispose or to direct the disposition of:	3,319,804

CUSIP No. 983844101	13D	Page 5 of 6 Pages

(c) See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d) The Trust has the right to receive any dividends from, or the proceeds from any sale of, the securities owned of record by the Trust. Ms. McBee has the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock owned of record by her.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

Exhibit 1:	Form of Certificate of Designations for Series A Preferred Stock (incorporated by reference to Exhibit 3.3 of the Issuer’s Registration Statement on Form S-1 filed on February 14, 2012)

Exhibit 2:	Form of Certificate of Designations for Series B Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed April 29, 2013)

Exhibit 3:	Form of Series B Preferred Stock Exchange Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed February 3, 2015)

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 983844101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015

/s/ Dr. Benjamin Warner
Dr. Benjamin Warner

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
1/31/2015	106,824 shares of Common Stock	*

*As described in this Schedule 13D, on January 31, 2015, Dr. Warner acquired beneficial ownership of 106,824 shares of Common Stock upon the exchange of 63,201 of shares of Series B Preferred Stock.